FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2. Date of Material Change

November 21, 2006.

3. News Release

A news release was issued by the Corporation on November 21, 2006 through the facilities of Canada NewsWire.

4. Summary of Material Change

The Corporation announces that it has signed an underwriting agreement today with a syndicate of underwriters for a public offering of $30,000,000 principal amount 6% convertible, unsecured, subordinated debentures. A preliminary short form prospectus in connection with this offering was filed on November 20, 2006 with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

5. Full Description of Material Change

Please refer to the news release of the Corporation dated November 21, 2006 which is attached to this report as Schedule "A".

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No information has been omitted.

8. Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe
President and Chief Executive Officer
(403) 262-1838

9. Date of Report

November 22, 2006.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN PRICES OFFERING OF CONVERTIBLE DEBENTURES

CALGARY, November 21, 2006 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) signed an underwriting agreement today with a syndicate of underwriters, led by RBC Capital Markets and including Westwind Partners Inc. and Acumen Capital Finance Partners Limited (the "Underwriters"), for a public offering of $30 million of convertible unsecured subordinated debentures (the "Debentures"). Birch Mountain has granted the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 15% of the principal amount of Debentures, exercisable in whole or in part at any time prior to close of business on December 27, 2006. Should the Over-Allotment Option be fully exercised, the total gross proceeds of the offering would be approximately $34.5 million. A preliminary short form prospectus in connection with this offering was filed on November 20, 2006 with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The offering is scheduled to close on or about December 5, 2006.

The Debentures will bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing June 30, 2007. The Debentures will mature on December 31, 2011. The Debentures will be convertible into common shares at a conversion price of $3.30 per common share. The Debentures will be convertible at any time at the option of the holders into common shares.

The net proceeds from the offering will be used to fund the application for, and construction of the South Haul Road, capital equipment costs for the MVQ and Hammerstone, Hammerstone Project pre-production capital costs, for repayment of an existing bank loan, and for working capital and land management and maintenance purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Debentures or common shares within the United States. The Debentures or common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the Debentures or common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under 1933 Act and applicable state securities laws or an exemption from such registration is available.

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta and believes the strong global demand for oil and the heightened profile of the Alberta oil sands will ensure long-term demand for limestone products from the Muskeg Valley Quarry and the Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO, or	Equity Communications, LLC
Don Dabbs, Senior Vice President, or	Steve Chizzak, Regional Vice President
Derrick Kershaw, Senior Vice President	Tel: 908.688.9111 Fax: 908.686.9111
Birch Mountain Resources Ltd.
Tel: 403.262.1838 Fax: 403.263.9888

For further information please visit the Company's website at www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.